Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

VOLUNTARY ANNOUNCEMENT
UNUSUAL PRICE MOVEMENTS

This announcement is made by Tuya Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) on a voluntary basis.

The board of directors of the Company (the “Board”) has noted the unusual fluctuation in price of the shares of the Company on The Stock Exchange of Hong Kong Limited today.

Having made reasonable enquiries with respect to the Company in the circumstances, the Board confirms that, as of the time of this announcement, it is not aware of any reasons for the fluctuation in price of the shares of the Company today or of any information that needs to be disclosed to avoid a false market in the Company’s securities, and it is not aware of any inside information that needs to be disclosed under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company also confirms that, as of the time of this announcement, the Group’s business operation remains normal, and that there is no material adverse change to the business operation and financial position of the Group. This announcement is made by the order of the Company. The Board collectively and individually accepts responsibility for the accuracy of this announcement.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, February 7, 2025

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

*            For identification purpose only